Filed under Rule 433
File Nos. 333-133514 and 333-133514-01
June 6, 2006
$300,000,000
Sovereign Capital Trust VI
7.908% Capital Securities
(Liquidation Amount $1,000 per Security)
Guaranteed to the extent set forth in the Prospectus Supplement by Sovereign Bancorp, Inc.
 Terms and Conditions

Issuer:	Sovereign Capital Trust VI

Security Ratings:	Baa2/BB+ (stable/stable)

Principal:	$300,000,000

Securities Offered:	Capital Securities at a public offering price of $1,000 per security

Pricing Date:	June 6, 2006

Settlement Date:	June 13, 2006 (T+5 days)

Maturity Date:	June 13, 2036

Guarantor:	Sovereign Bancorp, Inc.

Guarantee:	Sovereign Bancorp, Inc. will guarantee the Capital Securities to the extent described in the Prospectus Supplement dated June 6, 2006

Treasury Benchmark:	5.375% due 2/31

Treasury Price:	$103-00

Treasury Yield:	5.158%

Spread to Treasury:	+275 bps

Yield to Maturity:	7.908%

Coupon:	7.908%

Price to Investor:	100.00%

Coupon Payment Dates:	Semi-annually on the 13th of June and December, beginning on December 13, 2006

Deferral Provision:	Sovereign can elect to defer payments on the Capital Securities for up to 10 consecutive semiannual periods if payments on the Junior Subordinated Notes are also deferred but not beyond the maturity date for the Junior Subordinated Notes. Any deferred payments will accrue additional interest at an annual rate of 7.908%, compounded semiannually.

With certain exceptions, payment deferral will not allow Sovereign to i) declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of the Company’s capital stock nor ii) make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company that rank equally with or junior to the Junior Subordinated Notes.

Early Redemption:	Sovereign has the right, subject to the Office of Thrift Supervision’s (the “OTS”) prior approval, if such approval is required at the time, to redeem the Capital Securities:
(i) On or after June 13th, 2016, in whole or in part, on one or more occasions, at any time at Sovereign’s election, at par redemption amount; and
(ii) In whole, but not in part, at any time prior to June 13th, 2016, at a price equal to the greater of 1) par redemption amount and 2) a make-whole redemption amount at the relevant treasury rate plus 0.50%; and in each case, plus accumulated and unpaid distributions to the date of redemption

Make-Whole Call:	T+50 bps

DRD Eligibility:	Not eligible

Listing:	None

Capital Securities CUSIP/ISIN:	84604BAA7 / US84604BAA70

Jr. Subordinated Notes CUSIP/ISIN:	845905AW8 / US845905AW89

Joint Book-running Mangers (4):	Citigroup Global Markets, Inc.
Bear, Stearns & Co. Inc.
JPMorgan
Santander Investment

Co-Managers (3):	Lehman Brothers
Morgan Stanley
Sovereign Securities Corporation

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.